Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-283719

Supplement dated February 12, 2025

To Prospectus Supplement dated December 20, 2024

(To Prospectus dated December 20, 2024)

SATELLOGIC INC.

Up to $50,000,000 of Class A Ordinary Shares

This supplement (this “supplement”) amends, supplements and updates certain information contained in the prospectus supplement, dated December 20, 2024 (the “prospectus supplement”), relating to the sale of Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”) by Satellogic Inc. (the “Company”) having an aggregate offering price of up to $50,000,000 from time to time to or through Cantor Fitzgerald & Co. (“Cantor”), acting as sales agent pursuant to that certain Sales Agreement, dated December 20, 2024, by and between the Company and Cantor (the “Sales Agreement”), in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This supplement should be read in conjunction with the prospectus supplement and the accompanying prospectus, dated December 20, 2024.

On February 12, 2025, the Company amended and restated the Sales Agreement (the “Amended Sales Agreement”) in order to add Northland Securities, Inc. (“Northland”) as an additional sales agent in sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act. Accordingly, any reference to the term “Sales Agent” in the prospectus supplement is hereby amended to refer to “Sales Agents” and include Cantor and Northland, and each reference to the term “Sales Agreement” in the prospectus supplement is hereby amended to refer to the “Amended Sales Agreement.”

Additionally, certain information contained in the “Summary Terms of the Offering” and “Plan of Distribution (Conflicts of Interest)” sections set forth in the prospectus supplement are being amended as set forth under the caption “Prospectus Supplement Amendments” below.

As of February 12, 2025, the Company has not sold any Class A Ordinary Shares under the Amended Sales Agreement.

The Class A Ordinary Shares are listed on The Nasdaq Capital Market under the symbol “SATL.” On February 11, 2025, the last reported sale price of the Class A Ordinary Shares was $4.09 per share.

Investing in the Class A Ordinary Shares involves risks that are described in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. You should carefully read and consider these risk factors as well as the risk factors that are incorporated by reference into the prospectus supplement from the Company’s filings with the Securities and Exchange Commission before investing in any of the Class A Ordinary Shares.

The Company is an “emerging growth company” and a “foreign private issuer” under applicable federal securities laws and is subject to reduced public company reporting requirements

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this supplement is February 12, 2025

PROSPECTUS SUPPLEMENT AMENDMENTS

The information in the prospectus supplement, in the section entitled “Summary Terms of the Offering,” set forth opposite the caption “Plan of Distribution (Conflicts of Interest),” is replaced in its entirety by the following:

Plan of Distribution (Conflicts of Interest)

The Class A Ordinary Shares will be offered through an “at the market offering” that may be made from time to time through or to one or more of the Sales Agents, as designated by the Company. One of the Sales Agents, Cantor, is controlled by Cantor Fitzgerald, L.P., which beneficially owns more than 10% of our Class A Ordinary Shares. Therefore, we are deemed to be an affiliate of Cantor, and Cantor is deemed to have a “conflict of interest” under FINRA Rule 5121(f)(5). Accordingly, this offering is being made in compliance with the requirements of Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, this prospectus supplement. In accordance with FINRA Rule 5121, Cantor is not permitted to sell Class A Ordinary Shares in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. Pursuant to the Amended Sales Agreement and in accordance with Rule 5121, Northland Securities, Inc. (“Northland”) has agreed to act as a “qualified independent underwriter” in this offering for no additional compensation. We have agreed to indemnify Northland against certain liabilities incurred in connection with acting as a qualified independent underwriter. See “Plan of Distribution (Conflicts of Interest)” on page S-16 of this prospectus supplement.

The information in the prospectus supplement, in the section entitled “Plan of Distribution (Conflicts of Interest),” is replaced in its entirety by the following:

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We entered into the Amended Sales Agreement with Cantor and Northland on February 12, 2025. Under the terms of the Amended Sales Agreement, we may offer and sell up to $50,000,000 of our Class A Ordinary Shares from time to time through one or more of the Sales Agents, as designated by the Company. The Amended Sales Agreement did not increase the amount of Class A Ordinary Shares that may be offered and sold by us under the original Sales Agreement. Sales of our Class A Ordinary Shares, if any, under this prospectus supplement and the accompanying prospectus may be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through Nasdaq, the existing trading market for our Class A Ordinary Shares in the United States, sales made to or through a market maker other than on an exchange or otherwise, directly to one or more of the designated Sales Agents as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law. A copy of the Amended Sales Agreement will be filed as an exhibit to a Current Report on Form 6-K and will be incorporated by reference into this prospectus supplement.

Upon delivery of a placement notice and subject to the terms and conditions of the Amended Sales Agreement, the designated Sales Agent may sell shares of our Class A Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act. We may designate the maximum amount of Class A Ordinary Shares to be sold through the designated Sales Agent on a daily basis or otherwise as we and the designated Sales Agent agree and the minimum price per Class A Ordinary Shares at which such Class A Ordinary Shares may be sold. We may instruct the designated Sales Agent not to sell Class A Ordinary Shares if the sales cannot be effected at or above the price designated by us from time to time. We or the designated Sales Agent may suspend the offering of Class A Ordinary Shares upon notice and subject to other conditions.

We will pay the designated Sales Agent a commission, in cash, at a fixed rate of 3.0% of the gross sales price per share sold under the Amended Sales Agreement. Because there is no minimum offering amount required as a condition of this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. We have also agreed to reimburse the Sales Agents for certain specified expenses, including the fees and disbursements of the Sales Agents’ legal counsel in an amount not to exceed (a) $100,000 in connection with the execution of the Sales Agreement, (b) $25,000 per calendar quarter thereafter payable in connection with each representation date with respect to which the Company is obligated to deliver certificates pursuant to the terms of the Amended Sales Agreement, and (c) $25,000 for each program “refresh” (filing of a new registration statement, prospectus or prospectus supplement relating to the Class A Ordinary Shares and/or an amendment of the Amended Sales Agreement) executed pursuant to the Amended Sales Agreement. We estimate that the total expenses for the offering, excluding compensation payable to the Sales Agents under the terms of the Sales Agreement and the Amended Sales Agreement, will be approximately $501,936.

Settlement for sales of our Class A Ordinary Shares will occur on the business day immediately following the date on which any sales are made, or on such other date that is agreed upon by us and the designated Sales Agent in connection with a particular transaction, in return for payment of the net proceeds to us. Sales of our Class A Ordinary Shares as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the designated Sales Agent may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The designated Sales Agent will use its commercially reasonable efforts, consistent with its sales and trading practices, to solicit offers to purchase the ordinary shares under the terms and subject to the conditions set forth in the Amended Sales Agreement. In connection with the sale of the ordinary shares on our behalf, the designated Sales Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the designated Sales Agent will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to each of the Sales Agents against certain civil liabilities, including liabilities under the Securities Act.

The offering of our Class A Ordinary Shares pursuant to the Amended Sales Agreement will terminate upon the termination of the Amended Sales Agreement as permitted therein. We and each of the Sales Agents, with respect to itself, may terminate the Amended Sales Agreement at any time upon ten (10) business days’ prior notice.

This summary of the material provisions of the Amended Sales Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Amended Sales Agreement will be filed as an exhibit to our Form 6-K filed and will be incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus form a part. See “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” included in this prospectus supplement.

Cantor and certain of its affiliates have in the past, and may in the future, provide various investment banking, commercial banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. Howard W. Lutnick, our former Chairman, is the Chairman, President and Chief Executive Officer of Cantor Fitzgerald, L.P., an affiliate of Cantor, and is the trustee of the sole stockholder of the managing general partner of Cantor Fitzgerald, L.P. To the extent required by Regulation M, Cantor will not engage in any market-making activities involving our Class A Ordinary Shares while the offering is ongoing under this prospectus supplement.

Cantor is controlled by Cantor Fitzgerald, L.P., which beneficially owns more than 10% of our Class A Ordinary Shares. Therefore, we are deemed to be an affiliate of Cantor, and Cantor is deemed to have a “conflict of interest” under FINRA Rule 5121(f)(5). Accordingly, this offering is being made in compliance with the requirements of Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, this prospectus supplement. In accordance with FINRA Rule 5121, Cantor is not permitted to sell Class A Ordinary Shares in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. Pursuant to the Amended Sales Agreement and in accordance with Rule 5121, Northland has agreed to act as a “qualified independent underwriter” in this offering for no additional compensation. We have agreed to indemnify Northland against certain liabilities incurred in connection with acting as a qualified independent underwriter.

This prospectus supplement and the accompanying prospectus may be made available in electronic format on a website maintained by one or more of the Sales Agents, and the Sales Agents may distribute this prospectus supplement and the accompanying prospectus electronically.